August 15, 2013

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	ZELTIQ Aesthetics, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed April 26, 2013
File No. 001-35318

Dear Mr. Vaughn:

On behalf of ZELTIQ Aesthetics, Inc. (the “Company”), I am submitting this letter to you in response to your letter of August 9, 2013, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on March 13, 2013, and the Form 10-Q filed on April 26, 2013, with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Form 10-Q for the Quarter Ended March 31, 2013

Note 2. Summary of Significant Accounting Policies, page 7

2. We note your response to prior comment 2. You state that you believe you meet the condition of FASB ASC 605-50-45-2(b) because the fair value of the advertising is easily verifiable. However, FASB ASC 605-50-45-2(b) requires that you be able to reasonably estimate the fair value of the benefit you receive, which is not necessarily the same as the fair value of the advertising. Please explain to us how you are able to reasonably estimate the fair value of the benefit you receive.

RESPONSE:

Our cooperative advertising program provides for reimbursement of 50% of qualifying advertising expenditures that promote the Company’s products and brand. The program outlines the types of advertising and marketing that qualifies for reimbursement, including but not limited to commercials, radio ads, print media, billboards and microsites. Such advertising and marketing must adhere to our established brand style guidelines (which includes requirements and guidance on logo variations, placement and size, brand application and color palates, typography, and trademark information), may only feature ZELTIQ products and the customer’s practice, include the ZELTIQ logo, adhere to our Food and Drug Administration clearance, and in the case of microsites, must be devoted only to ZELTIQ products and have approval from the Company to ensure regulatory and marketing guidelines have been met. Furthermore, we review the advertisements to ensure that the presence within the advertisement dedicated to promoting the Company and our products is substantially, if not entirely, to the benefit of the Company, and such presence is visually dominant in the advertising materials.

Only costs incurred by our customers that are specifically identified as being related to ZELTIQ products and are compliant with these parameters are reimbursable, and our customers must maintain and submit documentation of all advertising performed that includes our products and branding prior to receiving any reimbursement. Even though the approved advertisements are substantially for the benefit of the Company, such reimbursement covers only 50% of the costs submitted by the customer and approved by the Company, up to a maximum of 50% of sales of our consumables to the customer. The amounts incurred by our customers are reflective of current market rates for the advertising paid, and thus reflective of the amounts that would be incurred by the Company to advertise independently and obtain increased brand and product awareness, as well as the resultant consumable sales.

We refer the Staff to Example 3 included in FASB ASC 605-50-55-13 to 15, which illustrates implementation guidance for FASB ASC 605-50-45-2 through 605-50-45-5 and is the basis for our estimation of the fair value of the benefit we receive. Specifically, our estimate of the fair value of the benefit received is made through our visual review of the supporting documentation provided by the customer (i.e. final proofs, tear sheet of a newspaper ad, video clips for TV spots, scripts for radio spots, photographs of convention appearances) as well as invoices supporting the actual costs incurred with third parties by our customers for advertising of our specific products. Such review ensures that the presence within the advertising dedicated to promoting the Company and our products is substantially, if not entirely, to the benefit of the Company, and such presence is visually dominant in the materials.

We assess each cooperative advertising reimbursement request prior to payout to validate such benefit to the Company, and estimate the fair value of the benefit. Through such review, we ensure that the fair value of the benefit received is equal to or greater than the amount being reimbursed. As a result, these reimbursements are accounted for as an expense and are not recorded as a reduction of revenue. Although to date the Company has not approved cooperative advertising where the fair value of the advertisement received was less than the amount being reimbursed, should that occur, the excess of the fair value of the benefit received would be contra revenue.

Undertakings

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ZELTIQ Aesthetics, Inc.

/s/ Patrick F. Williams

Patrick F. Williams

Senior Vice President and Chief Financial Officer